Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-160594 on Form S-4 of our report dated February 26, 2009 and July 13, 2009 as to Note 21 and as to the effects of the adoption of FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements – and Amendment of ARB No. 51” described in Note 1 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109”) relating to the consolidated financial statements of Affinion Group, Inc. and subsidiaries appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP
Stamford, CT
August 18, 2009